Registration No. 333-

As filed with the Securities and Exchange Commission on September 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AmericasBank Corp.

(Exact Name of Registrant as Specified in its Charter)

Maryland	52-1948980
(State of Incorporation)	(IRS Employer Identification No.)

500 York Road

Towson, MD 21204

(Address of Principal Executive Offices and Zip Code)

AmericasBank Corp. 2004 Stock Incentive Plan

(Full Title of the Plan)

Copies to:
Mark H. Anders, President and	Kenneth B. Abel, Esquire
Chief Executive Officer	Ober, Kaler, Grimes & Shriver
AmericasBank Corp.	120 E. Baltimore Street
500 York Road	Baltimore, Maryland 21202
Towson, MD 21204	(410) 347-7394
(410) 823-0500
(Name, Address and Telephone Number of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(1)
Common Stock, $0.01 par value	1,283,121 shares	$1.94	$2,489,255	$315

(1)	In accordance with Rule 457(h) and Rule 457(c), the aggregate offering price and the amount of the registration fee are computed on the basis of (a) for 549,621 shares not yet subject to options, $1.85, the average of the high and low prices reported in the Over the Counter Bulletin Board on September 14, 2004, the last day on which trading occurred in the common stock, and (b) for granted options for 733,500 shares, $2.00, the actual exercise price specified in those granted options. Also registered hereunder are such additional number of shares of Common Stock, presently indeterminable, as may be necessary to satisfy the anti-dilution provisions of the Plan to which this Registration Statement relates pursuant to 17 C.F.R. Section 230.416(a).

This Registration Statement shall become effective upon filing in accordance with Section 8(a) of the Securities Act of 1933, as amended.

Part I

Information Required in the Section 10(a) Prospectus

The documents containing the information specified in Part I of Form S-8 (plan information and registrant information) will be sent or given to participants in the Plan as specified by Rule 428(b)(1) promulgated under the Securities Act of 1933.

Such documents are not being filed with the Securities and Exchange Commission, but constitute (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Part II

Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference

The following documents filed or to be filed by AmericasBank Corp. with the Commission are incorporated by reference in this Registration Statement:

(a) AmericasBank Corp.’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 filed with the Commission on March 30, 2004.

(b) AmericasBank Corp.’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed with the Commission on May 14, 2003.

(c) AmericasBank Corp.’s Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2004, filed with the Commission on August 13, 2004.

(d) AmericasBank Corp.’s Current Report on Form 8-K dated March 12, 2004.

All documents filed by AmericasBank Corp. pursuant to Sections 13(a) and (c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of each such document. Any statement contained in this Registration Statement, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

AmericasBank Corp.’s capital stock consists of 10,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. In general, shareholders or subscribers for AmericasBank Corp. stock have no personal liability for the debts and obligations of AmericasBank Corp. because of their status as shareholders or subscribers, except to the extent that the subscription price or other agreed consideration for the stock has not been paid.

Common Stock

Subject to all rights of holders of any other class or series of stock, holders of common stock are entitled to receive dividends if and when the board of directors of AmericasBank Corp. declares dividends from funds legally available. In addition, holders of common stock share ratably in the net assets upon the voluntary or involuntary liquidation, dissolution or winding up of AmericasBank Corp., after distributions are made to anyone with more senior rights, as described below.

In general, each outstanding share of common stock entitles the holder to vote for the election of directors and on all other matters requiring shareholder action, and each share is entitled to one vote. Holders of common stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe to any securities of AmericasBank Corp.

AmericasBank Corp.’s charter grants to the board of directors the right to classify or reclassify any unissued shares of common stock from time to time by setting or changing the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. Accordingly, the board of directors could authorize the issuance of additional shares of common stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which some shareholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. As of the date hereof, AmericasBank Corp. has no plans to classify or reclassify any unissued shares of our common stock.

Preferred Stock

Shares of preferred stock may be issued from time to time by the board of directors in one or more series. Prior to issuance of shares of each series of preferred stock, the board of directors is required by the Maryland General Corporation Law (“MGCL”) to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which some shareholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. Such shares of preferred stock also could, among other things, have voting or conversion rights that would adversely affect the voting power of the common stock.

Anti-Takeover Provisions in AmericasBank Corp.’s Charter and Bylaws

General. A number of provisions of AmericasBank Corp.’s charter and bylaws deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of certain provisions of the charter and bylaws that might be deemed to have a potential “anti-takeover” effect. The following description of certain of the provisions of the charter and bylaws is necessarily general and reference should be made in each case to the charter and bylaws.

Classification of the Board of Directors. Our bylaws provide that we shall have 13 directors, and that the number of directors may be increased or decreased by the board of directors. Our board of directors is currently set at 11 directors. Our directors are divided into three classes - Class A, Class B and Class C - each class consisting of an equal number of directors, or as nearly equal as possible and each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. A classified board of directors promotes continuity and stability of management but makes it more difficult for shareholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. We believe that classification of the board of directors will help to assure the continuity and stability of AmericasBank Corp.’s business strategies and policies as determined by the board of directors.

Absence Of Cumulative Voting. There is no cumulative voting in the election of our directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a shareholder entitled to cumulative voting may cast all of his votes for one nominee or disperse his votes among nominees as he chooses, cumulative voting is generally considered to increase the ability of minority shareholders to elect nominees to a corporation’s board of directors. The absence of cumulative voting means that the holders of a majority of our shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Removal of Directors. The MGCL provides that if a corporation’s directors are divided into classes, a director may only be removed for cause. Our bylaws also provide that our directors may only be removed for cause.

Amendment of Bylaws. Our bylaws may only be amended by our board of directors. Shareholders have no authority to amend our bylaws.

Authorized Shares. As indicated above, our charter authorizes the issuance of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. The authorization of a large number of common and preferred stock provides our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock based compensation. However, the unissued authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of AmericasBank Corp. Also, as indicated above, the board of directors’ right to reclassify any unissued shares of common stock and to set the terms of one or more series of preferred stock has anti-takeover effects.

Procedures For Shareholder Nominations And Proposals. Our bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of shareholders must submit written notice to our secretary not less than 90 days nor more than 120 days before the first anniversary of the mailing date of the prior year’s annual meeting. Nominations and proposals that fail to follow the prescribed procedures will not be considered. We believe that it is in our and our shareholders best interests to provide sufficient time to enable management to disclose to shareholders information about a dissident slate of nominations for directors or proposals for new business. This advance notice requirement also may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of shareholders generally. Similarly, adequate advance notice of shareholder proposals will give management time to study such proposals and to determine whether to recommend to the shareholders that such proposals be adopted.

Limitations On Liabilities. Our charter provides that the personal liability of our directors and officers for monetary damages is eliminated to the fullest extent permitted by Maryland law. Maryland law currently provides that directors and officers of corporations that have adopted such a provision will generally not be so liable, except:

•	To the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; and

•	To the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Our charter also provides that we will indemnify our officers and directors against liabilities and will advance expenses to such persons prior to a final disposition of an action to the fullest extent permitted by Maryland law. The rights of indemnification provided in our charter are not exclusive of any other rights which may be available under any insurance or other agreement, by resolution of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, our bylaws authorize us to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of AmericasBank Corp., whether or not we would have the power to provide indemnification to such person.

These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.

Anti-Takeover Provisions in the MGCL

In addition to the provisions contained in our charter and bylaws, the MGCL includes certain provisions applicable to Maryland corporations that may have an anti-takeover effect, including, but not limited to, the provisions discussed below.

Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an “Interested Stockholder” (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation’s shareholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. They also do not apply if the company has fewer than 100 beneficial owners of stock.

Control Share Acquisitions. The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Summary of Anti-Takeover Provisions

The foregoing provisions of our charter and bylaws and Maryland law could have the effect of discouraging an acquisition of AmericasBank Corp. or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make AmericasBank Corp. less attractive to a potential acquiror and/or might result in shareholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Our board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors. Our board of directors believes that these provisions are in AmericasBank Corp.’s best interests and the best interests of its shareholders. In the board of directors’ judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of the shareholders. Accordingly, the board of directors believes that it is in AmericasBank Corp.’s best interests and in the best interests of its shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the board of directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of AmericasBank Corp.’s true value and where the transaction is in the best interests of all shareholders.

Despite the board of directors’ belief as to the benefits to AmericasBank Corp. of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. The board of directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

Item 5. Interests of Named Experts and Counsel

None.

Item 6. Indemnification of Directors and Officers

AmericasBank Corp.’s charter provides that the personal liability of our directors and officers for monetary damages is eliminated to the fullest extent permitted by Maryland law. Maryland law currently provides that directors and officers of corporations that have adopted such a provision will generally not be so liable, except:

•	To the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; and

•	To the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

AmericasBank Corp.’s charter also provides that we will indemnify our officers and directors against liabilities and will advance expenses to such persons prior to a final disposition of an action to the fullest extent permitted by Maryland law. The rights of indemnification provided in our charter are not exclusive of any other rights which may be available under any insurance or other agreement, by resolution of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, our bylaws authorize us to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of AmericasBank Corp., whether or not we would have the power to provide indemnification to such person.

These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.

Item 7. Exemption From Registration Claimed

Not applicable.

Item 8. List of Exhibits

The following exhibits are filed with or incorporated by reference in this Registration Statement (numbering corresponds to Exhibit Table in Item 601 of Regulation S-B):

4.1	Articles of Incorporation of AmericasBank Corp., as amended

4.2	Amended and Restated Bylaws of AmericasBank Corp., as amended

5.1	Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, as to the legality of the Common Stock

10.1	AmericasBank Corp. 2004 Stock Incentive Plan

10.2	Form of Incentive Stock Option Grant Agreement for Mark H. Anders, A. Gary Rever and John D. Muncks

10.3	Form of Incentive Stock Option Grant Agreement for Employees other than Mark H. Anders, A. Gary Rever and John D. Muncks

23.1	Consent of Ober, Kaler, Grimes & Shriver, a Professional Corporation (contained in the opinion included as Exhibit 5.1).

23.2	Consent of Rowles & Company, LLP.

24.1 Power of Attorney (included on signature page)

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Plan;

4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Baltimore County, State of Maryland, this 23rd day of September, 2004.

AMERICASBANK CORP
By:	/s/ Mark H. Anders
Mark H. Anders,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark H. Anders as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date
/s/ Mark H. Anders Mark H. Anders	Director, President and Chief Executive Officer (Principal Executive Officer)	September 23, 2004

/s/ A. Gary Rever A. Gary Rever	Director, Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	September 23, 2004

/s/ Nicholas J. Belitsos, M.D. Nicholas J. Belitsos, M.D.	Director	September 23, 2004

J. Clarence Jameson, III	Director	September , 2004

/s/ Savas Karas Savas Karas	Director	September 23, 2004

Mark D. Noar, M.D.	Director	September , 2004

/s/ Kenneth D. Pezzulla Kenneth D. Pezzulla	Director	September 23, 2004

Ramon F. Roig, M.D.	Director	September , 2004

Graylin E. Smith	Director	September , 2004

/s/ Lee W. Warner Lee W. Warner	Director and Chairman of the Board	September 23, 2004

/s/ John C. Weiss, III John C. Weiss III	Director	September 23, 2004

EXHIBIT INDEX

Exhibit No.	Description
4.1	Articles of Incorporation of AmericasBank Corp., as amended

4.2	Amended and Restated Bylaws of AmericasBank Corp., as amended

5.1	Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, as to the legality of the Common Stock

10.1	AmericasBank Corp. 2004 Stock Incentive Plan

10.2	Form of Incentive Stock Option Grant Agreement for Mark H. Anders, A. Gary Rever and John D. Muncks

10.3	Form of Incentive Stock Option Grant Agreement for Employees other than Mark H. Anders, A. Gary Rever and John D. Muncks

23.1	Consent of Ober, Kaler, Grimes & Shriver, a Professional Corporation (contained in the opinion included as Exhibit 5.1)

23.2	Consent of Rowles & Company, LLP

24.1	Power of Attorney (included on signature page)